[FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                                  LETTERHEAD]

                                  May 18, 2005

Dear Fellow Shareholders of Sizeler Property Investors, Inc.:

      Like many of you we have reviewed the Company's recent quarterly report on Form 10-Q together with management's self-serving press release describing their accomplishments under the "enhanced" strategic plan. Once again we believe it is time for a reality check as to what the numbers truly indicate, especially in view of the impact of the recent dilutive stock sale. While it should be apparent to all that the private sale of the Company's stock at a price of $10.75 a share while trading at $12.00 a share was dilutive to shareholders (a position which even this management would have difficulty disputing), the purported justification given was that the resultant reduction in debt would enhance the Company's funds from operations ("FFO"). In fact, management's press release touted an improvement to FFO as a result of its strategic plan. For those of you unfamiliar with the term, FFO is a term utilized by real estate investment trusts to measure their operating performance. As management stated in its report, "FFO is a key operating measure used by the Company's management in evaluating current operating performance as well as trends in operating performance".

      But has FFO improved from the perspective of the Company's common shareholders? We think not. If one divides the stated first quarter FFO of $2,879,000 by the number of common shares outstanding as of year end, 13,154,000, the FFO on a per share basis would be $.22. Since December 31, 2004, all of the 9% convertible debentures have been converted or redeemed, reducing the annual interest expense to the Company by $5,094,000 or $1,273,500 per quarter. In so doing, the Company issued approximately 7,833,000 new shares bringing the total number of shares outstanding to approximately 20,987,000. If one adds the first quarter interest savings of $1,273,500 to the announced FFO of $2,879,000, the Company's aggregate FFO for the quarter would have increased to $4,152,500. If this projected FFO of $4,152,500 is then divided by the number of shares now outstanding, 20,987,000, the resulting FFO per share is $.20, lower than the per share FFO reported for the same quarter last year. The calculation is as provided below:

                                                                                FFO Per Share    FFO Per Share
                                                                           Calculation Before     After Giving
                                                                             Giving Effect to        Effect to
                                                                                     Dilution         Dilution
      First Quarter 2005 FFO                                                      $ 2,879,000      $ 2,879,000

      Adjustment to Reflect Reduction in Interest Expense from
      Debenture Conversion/Redemption                                                     N/A      $ 1,273,500
                                                                                  -----------      -----------

(1)   First Quarter 2005 FFO After Adjustment for Debenture
      Redemption/Conversion                                                       $ 2,879,000      $ 4,152,500
                                                                                  ===========      ===========

      Common Shares Outstanding at December 31, 2004                               13,154,000       13,154,000

      Additional Shares Issued Subsequent to 2004                                         N/A        7,833,000
                                                                                  -----------      -----------

(2)   Current Common Shares Outstanding                                            13,154,000       20,987,000
                                                                                  ===========      ===========

      FFO Per Common Share [(1)/(2)]                                              $       .22      $       .20
                                                                                  ===========      ===========

      Not only was the transaction dilutive to shareholder equity but it now appears to have been non-accretive to FFO. From our standpoint as common shareholders, dilutive plus non-accretive equals failed.

      Should we have expected anything other than a failed outcome in view of the sale's surreptitious occurrence and inherent inequity? According to Roget's Thesaurus "surreptitious" refers to "clandestine, secretive or covert activity" and that is a fair characterization of management's behavior. On the very day that agreements were executed to sell almost 20% of the Company at a price more than 10% below its then market value, a sale which would be of obvious concern to the Company's shareholders, management filed its annual report on Form 10K with the SEC in which no mention of the intended sale was made. Rather, the intention to sell was announced at 9:30 AM the following day and the sale closed approximately one hour later, further evidencing management's desire to prevent the Company's shareholders from raising any objection or concerns they might harbor. Since there were no legitimate business reasons requiring such haste and secrecy, the only apparent objective of management's covert conduct was to -prevent shareholders from proposing more rational and less abusive alternatives. None other. Moreover, the inherent inequity of the sale is also manifest in its execution. To our knowledge only one existing shareholder was offered the opportunity to purchase the below market shares - Palisades Capital, an investment fund which we believe to have been a known supporter of management. Since the shares offered were fully registered when sold pursuant to an existing shelf registration, all shareholders of the Company could have been offered the same opportunity to purchase the below market shares. The only explanation we can infer for offering below market fully registered shares to one shareholder and not to the rest of us is that management believed it could count on their support and not ours.

      While we are pleased to learn from management's press release of the Company's improved apartment occupancy rate (89% to 95% on a year to year basis), we were unable to find similar touting with respect to the Company's retail portfolio. Was this some unintentional oversight as retail occupancies have been improving nationwide for several years? Unfortunately not. A close reading of the 2004 Annual Report together with this quarterly report indicates that management neglected to mention that retail occupancy at the Company's properties has fallen from 91% to 89% during this quarter. Based on their approach to disclosure as evinced by the below market stock sale, we are not surprised by this selective omission.

      We have appended to this letter copies of four recent press releases issued by us. All but one release reflect our core concern with providing value realization to shareholders through a liquidation of the Company. As you may be aware, in the upcoming proxy contest we will be advocating a liquidation of the Company by way of a sale of its assets through specifically defined proposals which we are in the process of finalizing. The fourth press release sets forth our view on the circumstance under which management finally acceded to holding the annual meeting, albeit at least five months belated - although they have yet to set a specific date.

      We continue to welcome your calls of encouragement and support. As always, if you should have any questions or comments, please feel free to contact me directly at (516) 822-0022.


                                     On behalf of First Union Real Estate Equity and Mortgage Investments

                                     Very truly yours,


                                     /s/ Michael L. Ashner

                                     Michael L. Ashner
                                     Chairman and Chief Executive Officer

                                    IMPORTANT

YOU ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (the "SEC") BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. You may also obtain information relevant to the solicitation of proxies by First Union by contacting MacKenzie Partners, Inc. by mail at 105 Madison Avenue, New York, New York 10016 or by calling toll free at (800) 322-2855. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.